                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ____________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (Amendment No.   2  )/1/
                                             ----

                        Concorde Career Colleges, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  20651H 10 2
-------------------------------------------------------------------------------
                                (CUSIP Number)

                      Victor I. Chang, Esq. (617) 248-7000
c/o Testa, Hurwitz & Thibeault, LLP,High Street Tower, 125 High Street, Boston,
                                  MA 02110
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 26, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.



__________________

        /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
  CUSIP NO. 20651H 10 2               13D
-------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Edward L. Cahill
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
  CUSIP NO. 20651H 10 2                 13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        David L. Warnock
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
  CUSIP NO. 20651H 10 2               13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cahill, Warnock Strategic Partners, L.P.
                       IRSN: 52-1970604
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                    Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
  CUSIP NO. 20651H 10 2               13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cahill, Warnock Strategic Partners Fund, L.P.
                       IRSN: 52-1970619
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              WC, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                    Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
  CUSIP NO. 20651H 10 2               13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cahill, Warnock & Company, LLC
                       IRSN: 52-1931617
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                           Maryland Limited Liability Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
  CUSIP NO. 20651H 10 2               13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Strategic Associates, L.P.
                       IRSN: 52-1991689
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                              WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                    Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                              4,139,709
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                          4,139,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                         4,139,709
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                 38.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

   This Schedule 13D Amendment No. 2 ("Amendment No. 2") is an amendment to the
Schedule 13D filed March 7, 1997 (the "Original 13D") and the Schedule 13D Amendment No. 1 filed March 28, 1997 (the "Amendment No. 1) that were filed with the Securities and Exchange Commission ("SEC") on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock").

   Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   Concorde Career Colleges, Inc., a Delaware corporation, is referred to herein as the "Issuer."

   The information contained in this Amendment No. 2 amends and restates the information previously disclosed in the Original 13D as amended by Amendment No. 1 with respect to Items 3 and 5, and supplements the disclosure contained in the Original 13D as amended by Amendment No. 1 with respect to Item 7. All other information previously disclosed in the Original 13D as amended by Amendment No. 1 remains accurate. Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D and the Amendment No. 1.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
            --------------------------------------------------

   On February 25, 1997 Strategic Partners Fund acquired 39,752 shares of Class B Voting Convertible Preferred Stock of the Issuer for a total purchase price of $1,081,255. On March 25, 1977 Strategic Partners Fund acquired an additional 10,662 shares of Class B Voting Convertible Preferred Stock of the Issuer for a total purchase price of $290,006.40. The preferred stock acquired by Strategic Partners Fund is currently convertible into 1,008,280 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for these purchases. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

   On February 25, 1997, Strategic Partners Fund acquired 473,750 shares of the Issuer's Common Stock for a total purchase price of $473,750. The funds used to purchase the Common Stock were borrowed from Wilmington Trust Company pursuant to a certain Promissory Note and Loan Agreement dated February 5, 1997, by and among Strategic Partners Fund and Wilmington Trust Company. The Promissory Note and Loan Agreement provides Strategic Partners Fund with a revolving line of credit of up to $8,000,000.

   On February 25, 1997, as partial consideration for the purchase of a 5% Subordinated Debenture due February 25, 2003 in the principal amount of $3,316,250, Strategic Partners Fund was granted warrants to purchase 2,438,419 shares of the Issuer's Common Stock at an exercise price of $1.36 per share. These warrants do not become exercisable until August 25, 1998. The working capital of Strategic Partners Fund was the source of funds for the purchase of the debenture and the warrants. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, trading or voting the warrants.

     On February 25, 1997 Strategic Associates acquired 2,895 shares of Class B Voting Convertible Preferred Stock of the Issuer for a total purchase price of $78,744. The preferred stock acquired by Strategic Associates is currently convertible into 57,900 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

     On February 25, 1997 Strategic Associates acquired 26,250 shares of the Issuer's Common Stock for a total purchase price of $26,250. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the common stock.

     On February 25, 1997, as partial consideration for the purchase of a 5% Subordinated Debenture due February 25, 2003 in the principal amount of $183,750, Strategic Associates was granted warrants to purchase 135,110 shares of the Issuer's Common Stock at an exercise price of $1.36 per share. These warrants do not become exercisable until August 25, 1998. The working capital of Strategic Associates was the source of funds for the purchase of the debenture and the warrants. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, trading or voting the warrants.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER:
         ----------------------------------------

     (a) Strategic Partners Fund is the record owner of 50,414 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Fund Preferred Stock") and 473,750 shares of Common Stock of the Issuer (the "Fund Common Stock"). The Fund Preferred Stock is currently convertible into 1,008,280 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). In addition, Strategic Partners Fund is the record owner of warrants (the "Fund Warrants") to purchase up to 2,438,419 shares of the Issuer's Common Stock (the "Fund Warrant Shares"). The Fund Warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

     Strategic Associates is the record owner of 2,895 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Associates Preferred Stock") and 26,250 shares of Common Stock of the Issuer (the "Associates Common Stock"). The Associates Preferred Stock is currently convertible into 57,900 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). In addition, Strategic Associates is the record owner of warrants (the "Associates Warrants") to purchase up to 135,110 shares of the Issuer's Common Stock (the "Associates Warrant Shares"). The Associates Warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

     The Fund Conversion Shares, the Fund Warrant Shares, the Fund Common Stock, the Associates Conversion Shares, the Associates Warrant Shares and the Associates Common Stock are sometimes referred to herein collectively as the "Concorde Shares".

   Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Concorde Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Concorde Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Concorde Shares.

   By virtue of a certain Stockholders' Agreement dated as of February 25, 1997, and a certain Agreement dated as of March 20, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, Jack L. Brozman, The Estate of Robert F. Brozman, the Robert Brozman Trust dated 12/28/89 and James R. Seward, each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to those agreements. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Concorde Shares, an additional 3,437,048 shares of the Issuer's Common Stock (the "Agreement Shares").

   Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares, the Associates Warrant Shares, the Associates Common Stock and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares, the Fund Warrant Shares, the Fund Common Stock and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Concorde Shares and the Agreement Shares.

   Each of the Reporting Persons may be deemed to own beneficially 38.2% of the Issuer's Common Stock, which percentage is calculated based upon (i) 7,190,176 shares of Common Stock reported outstanding by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, and (ii) the number of shares of Common Stock (3,639,709) issuable upon conversion of the Fund Preferred Stock, the Fund Warrants, Associates Preferred Stock and the Associates Warrants. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

   (b) Number of shares of the Issuer's Common Stock as to which each such person has

       (i)    Sole power to vote or direct the vote:

              0 shares for each Reporting Person;

       (ii)   Shared power to vote or direct the vote:

              4,139,709* shares for each Reporting Person;

       (iii)  Sole power to dispose or to direct the disposition:

              0 shares for each Reporting Person;

       (iv)   Shared power to dispose or to direct the disposition:

              4,139,709* shares for each Reporting Person.

   * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

   (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the shares of the Issuer's Common Stock during the last 60 days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by any of the Reporting Persons.

   (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
         --------------------------------

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D Amendment No.
2.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 1998.

                                    /s/ Edward L. Cahill
                                    --------------------
                                    Edward L. Cahill

                                    /s/ David L. Warnock
                                    --------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC PARTNERS FUND,
                                    L.P.


                                    By:  Cahill, Warnock Strategic Partners,
                                         L.P., its Sole General Partner


                                         By:  /s/ Edward L. Cahill
                                              --------------------
                                              Edward L. Cahill, General Partner


                                         By:  /s/ David L. Warnock
                                              --------------------
                                              David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                         ---------------------
                                         David L. Warnock, General Partner

                                    STRATEGIC ASSOCIATES, L.P.

                                    By:  Cahill, Warnock & Co., LLC, its sole
                                         General Partner


                                         By:  /s/ Edward L. Cahill
                                              --------------------
                                              Edward L. Cahill, Member


                                         By:  /s/ David L. Warnock
                                              --------------------
                                              David L. Warnock, Member


                                    CAHILL, WARNOCK & CO., LLC


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                         --------------------
                                         David L. Warnock, Member